UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                    HTE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  _ 403926108_
                                 (CUSIP Number)

                                  Barry Symons
                              20 Adelaide St. East
                                   Suite 1200
                          Toronto, Ontario MSC 2T6
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             February 26, 2001
                        ----------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403926108                    13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Constellation Software Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           959,800

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         959,800

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    959,800

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.5%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                                SCHEDULE 13D
                                ------------

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HTE, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Business Center Drive, Lake Mary, FL 32746.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(f). Constellation Software Inc. ("Constellation") is a Canadian corporation with its principal business address and principal office located at 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The principal business of Constellation is to provide mission critical software to selected customers such as public transit authorities, municipal utilities, public housing authorities, district attorneys, and manufacturers.

          The name, position, and present principal occupation of the principal executive officers of Constellation are as follows; Mark Leonard is the President, Bernard Anzarouth is the Vice President of Business Development, and Barry Symons is the Vice President of Finance and Secretary. The principal business address of those officers is c/o Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The name, present principal occupation, and principal business address of the directors of Constellation are attached as Appendix A. No such individual holds any shares of Common Stock.

          Constellation is a private corporation which may be deemed to be controlled by The Ontario Municipal Employees Retirement Board, a Canadian pension fund with principal executive offices at One University Avenue, Suite 1000, Toronto, ON M5J 2P1 ("OMERS") and TD Capital Canadian Private Equity Partners Ltd., a Canadian corporation with principal executive offices at 55 King Street West, 8th Floor, TD Bank Tower, Toronto, ON M5K 1A2 ("TD Capital"). Appendix B lists the name, position, present principal occupation, and principal business addresses of the directors and principal executive officers of OMERS. Appendix C lists the name, position, present principal occupation, and principal business addresses of the directors and principal executive officers of TD Capital. Appendix D lists the name, position, present principal occupation, and principal business addresses of the directors and principal executive officers of The Toronto Dominion Bank, a Canadian chartered bank ultimately in control of TD Capital ("TD Bank"). TD Bank's principal executive offices are located at P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2. TD Bank is the parent of TD Securities Inc. and TD Waterhouse Group, Inc., who, through their affiliated entities, may hold and trade shares of the Issuer in client accounts in the ordinary course of their investment management and brokerage businesses. Neither TD Capital nor TD Bank, nor any of their officers or directors, are involved in the exercise of the voting or investment powers with respect to securities of the Issuer, if any, held by those client accounts, and, accordingly, such securities, if any, are not included in this Statement. Other than as set forth herein, to the best of the knowledge of Constellation, without specific inquiry, none of OMERS, TD Capital, or TD Bank, or any of the individuals set out in Appendix B, Appendix C or Appendix D hold shares of Common Stock.

          During the past five years, none of the individuals named above or on Appendix A or Constellation, or, to the knowledge of Constellation, without specific inquiry, none of OMERS, TD Capital, TD Bank, or the individuals listed on Appendix B, Appendix C, and Appendix D hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The shares of Common Stock reported in Item 5(c) were acquired with the working capital of Constellation. No Common Stock was acquired with borrowed funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          Constellation consummated the transactions described herein in order to increase its equity interest in the Issuer for investment purposes. Constellation intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments (including, but not limited to, general economic and business conditions and stock market conditions), and subject to any applicable legal and contractual restrictions on their ability to do so, including the terms and conditions of the Agreement (as defined below), Constellation may retain or seek to increase its holdings of Common Stock or dispose of all or a portion of its holdings of Common Stock.

     Pursuant to the Agreement, dated as of November 16, 2000, by and between the Issuer, Constellation, Mark Leonard ("Leonard"), and the Directors of the Issuer (the "Agreement"), Leonard, the President of Constellation, was appointed to the Board of the Issuer (the "Board"). A copy of the Agreement is attached as Exhibit A. Under the Agreement, Constellation, Leonard and all Directors of the Issuer each agreed that for a period beginning with the date of the Agreement and ending on the day after the date of the Issuer's annual shareholders' meeting held in the year 2002, not to, without the prior written consent of
     Issuer: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities, or options to acquire securities (whether equity, debt, convertible or any other type of securities), or direct or indirect rights to acquire any securities, of the Issuer; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Issuer; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Issuer; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) request the Issuer, directly or indirectly, to amend or waive any provision of the restrictions set out above in (a) through (d). Notwithstanding the foregoing, the Agreement permits a Director to purchase shares of Common Stock without the consent of the Issuer, provided such Director's aggregate beneficial ownership of Common Stock, including such purchase, does not exceed 500,000 shares of Common Stock.

     Under the Agreement, Constellation also agreed that until the earlier of ninety days after Leonard resigned from the Board or the day after the date of the Issuer's annual shareholders' meeting held in the year 2002, it would vote all shares it owns or acquires (i) in favor of all the nominees to, and proposals of, the Board as approved by the Board;
     (ii) against any shareholder proposal not approved or recommended by the Board; and (iii) in person or by proxy at all meetings of shareholder of the Issuer so that they are counted for purposes of determining the presence of a quorum at such meeting.

     Pursuant to a Letter Agreement, dated February 25, 2001, the Issuer granted permission to Constellation to acquire up to 100,000 additional shares of Common Stock. Additionally, the Issuer and Constellation agreed to attempt to amend the Agreement by March 31, 2001 to permit the purchase of up to an additional 400,000 shares of Common Stock. A copy of such Letter Agreement is attached as Exhibit B.

          The summary set forth herein of certain provisions of the Agreement and Letter Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of each document as filed as Exhibits to this Statement.

          Except as described in this Item 4, Constellation has no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on November 14, 2000, which stated that as of October 31, 2000, there were 17,460,539 shares of Common Stock outstanding.

          (a) Constellation directly owns 959,800 shares of Common Stock representing approximately 5.5% of the outstanding Common Stock.

          (b) Constellation has the sole power to vote and dispose of 959,800 shares of Common Stock.

          (c) Constellation has made the following transactions in the last 60 days. All transactions were effected on the Nasdaq National Market.

                                                           Price Per Share
           Date             Number of Shares            (excluding commissions)
           ----            ----------------            ------------------------
         2/26/01               50,000                          $1.77
         2/27/01               25,000                          $1.95
         2/28/01               25,000                          $2.24

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as set forth in Item 4 above, to the knowledge of Constellation, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A: Agreement, dated as of November 16,2000 by and between the Issuer, Constellation, Mark Leonard, and the Directors of the Issuer.

          Exhibit B: Letter Agreement, dated February 25, 2001, between the Issuer and Constellation.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2001



                                     CONSTELLATION SOFTWARE INC.

                                     By:  /s/ Barry Symons
                                          ----------------
                                          Name:   Barry Symons
                                          Title:  Vice President, Finance
                                                  & Secretary

                                 APPENDIX A

                 PRINCIPAL BUSINESS ADDRESSES OF DIRECTORS
                       OF CONSTELLATION SOFTWARE INC.

Michael Mazan              Vice President
                           Merchant Banking
                           TD Capital Group
                           55 King Street West
                           8th Floor
                           TD Bank Tower
                           Toronto, ON  M5K 1A2

Stephen J. Dent            Managing Director
                           TD Capital Group
                           55 King Street West
                           8th Floor
                           TD Bank Tower
                           Toronto, ON  M5K 1A2

Ranjit Nar                 Senior Investment Analyst
                           The Ontario Municipal Employees Retirement Board
                           One University Avenue
                           Suite 1000
                           Toronto, ON   M5J 2P1

Donna Parr                 Senior Portfolio Manager
                           Private Placements
                           OMERS
                           One University Avenue
                           Suite 1000
                           Toronto, ON  M5J 2P1

Brian Aune                 Chairman
                           St. James Financial
                           1800 McGill College Avenue
                           Suite 3010
                           Montreal QC  H3A 3J6

Stephen Scotchmer          Director
                           Manitou Investment Management Ltd.
                           Royal Trust Tower
                           Suite 2526
                           Toronto Dominion Centre
                           Toronto, ON  M5K 1K2

Mark Leonard               President
                           Constellation Software Inc.
                           20 Adelaide St. East
                           Suite 1200
                           Toronto Ontario,  M5C 2T6

                                 APPENDIX B

      PRINCIPAL BUSINESS ADDRESSES OF DIRECTORS AND EXECUTIVE OFFICERS
            OF THE ONTARIO MUNICIPAL EMPLOYEES RETIREMENT BOARD


Directors:

Walter Borthwick           Mayor
                           Town of Wasaga Beach
                           P.O. Box 110, 30 Lewis Street
                           Wasaga Beach, ON  L0L 2P0

Susan O'Gorman             Public Health Nurse
                           York Region Health Services Department
                           Suite B6-9
                           4261 Highway 7 East
                           Unionville, ON  L3R 9W6

Nancy Bardecki             Director
                           Municipal Finance Branch
                           Ministry of Municipal Affairs and Housing
                           13th Floor
                           777 Bay Street
                           Toronto, ON  M5G 2E5

Fred Biro                  Executive Director
                           Regional Municipality of Peel Police Services Board
                           10 Peel Centre Drive
                           Brampton, ON  L6T 4B9

David Carrington           Conservative Field Representative
                           Toronto Hydro
                           1st Floor
                           5800 Yonge Street
                           Toronto, ON  M2M 3T3

David Kingston             President York Regional Police Association
                           600 Stonehaven Avenue
                           Newmarket, ON  L3X 2M4

Peter Leiss                Horticulturist
                           City of Toronto
                           399 The West Mall
                           Etobicoke, ON  M9C 2Y2

Marianne Love              No Employment
                           10th Floor
                           One University Avenue
                           Toronto, ON  M5J 2P1

Dick McIntosh              Retiree
                           10th Floor
                           One University Avenue
                           Toronto, ON  M5J 2P1

Rick Miller                Fire Fighter
                           Windsor Fire Department
                           815 Goyeau Street
                           Windsor, ON  N9A 1H7

Bill Rayburn               Chief Administrative Officer
                           County of Middlesex
                           399 Ridout Street North
                           London, ON  N6A 2P1

Roger Richard              Superintendent of Finance
                           Limestone District School Board
                           220 Portsmouth Avenue
                           Postal Bag 610
                           Kingston, ON  K7L 4X4


Officers:

The principal business address of the following officers is c/o The Ontario Municipal Employees Retirement Board, 10th Floor, One University Avenue, Toronto, ON M5J 2P1.

                           Dale E. Richmond  President and Chief
                           Executive Officer


Michael Beswick            Senior Vice President, Pension Division

Wayne Gladstone            Senior Vice President, Finance and
                           Administration Division

Tom Gunn                   Senior Vice President, Investment Division

R. Michael Latimer         Managing Director, OMERS Realty Corporation

                                 APPENDIX C


               PRINCIPAL BUSINESS ADDRESSES OF DIRECTORS AND
   EXECUTIVE OFFICERS OF TD CAPITAL CANADIAN PRIVATE EQUITY PARTNERS LTD.

Directors:

F. David Bickley        Managing Director, Global Finance and
                        Operations TD Bank
                        79 Wellington Street West, Maritime Life Tower
                        10th Floor, P.O. Box 1
                        Toronty-Dominion Centre
                        Toronto, Ontario
                        M5K 1A2

Stephen J. Dent         Managing Director
                        TD Capital Group
                        66 Wellington Street West, 10th Floor
                        Toronto, Ontario
                        M5K 1A2

Jane Stubbington        Solicitor
                        TD Bank
                        66 Wellington Street West, 12th Floor
                        Toronto, Ontario
                        M5K 1A2

Natalie K. Townsend     Managing Director
                        TD Capital Group
                        66 Wellington Street West, 10th Floor
                        Toronto, Ontario
                        M5K 1A2

Donald A. Wright        Chairman and Chief Executive Officer
                        TD Securities
                        TD Tower
                        66 Wellington Street West, 8th Floor
                        Toronto, Ontario
                        M5K 1A2


Officers:

The principal business address of the following officers is c/o TD Capital Canadian Private Equity Partners Ltd., 55 King Street West, 8th Floor,
TD Bank Tower, Toronto, ON M5K 1A2.


Natalie Townsend        President

Jane Stubbington        Secretary

F. David Bickley        Treasurer

Idon Biron              Vice-President, Administration

Stephen Dent            Managing Director

Linda Dougherty         Vice-President and Director

William A. Lambert      Managing Director

David McCann            Managing Director

Joseph Wiley            Managing Director

                                 APPENDIX D

PRINCIPAL BUSINESS ADDRESSES OF DIRECTORS AND

EXECUTIVE OFFICERS OF THE TORONTO-DOMINION BANK


Directors:

Mr. M. Norman Anderson           President

                                 Norman Anderson & Associates Ltd.
                                 502-455 Granville Street
                                 Vancouver, B.C.
                                 V6C 1V2

Mr. A. Charles Baillie           Chairman & Chief Executive Officer
                                 The Toronto-Dominion Bank
                                 P.O. Box 1
                                 Toronto-Dominion Centre
                                 Toronto, Ontario
                                 M5K 1A2

Mr. G. Montegu Black             Chairman and President
                                 Txibanguan Limited
                                 6354 Viscount Road
                                 Mississauga, Ontario
                                 L4V 1H3

Mr. W. Edmund Clark              President & Chief Operating Officer
                                 The Toronto-Dominion Bank
                                 Chairman & Chief Executive Officer
                                 TD Canada Trust
                                 P.O. Box 1
                                 Toronto-Dominion Centre
                                 Toronto, Ontario
                                 M5K 1A2

Ms. Eleanor R. Clitheroe         President and Chief Executive Officer
                                 Hydro One Inc.
                                 483 Bay Street, 10th floor
                                 Trinity Square Building, South Tower
                                 Toronto, Ontario
                                 M5G 2P5

Mr. Marshall A. Cohen, Q.C.      Counsel
                                 Cassels Brock & Blackwell
                                 Scotia Plaza, Suite 2100
                                 40 King Street West
                                 Suite 2100
                                 Toronto, Ontario
                                 M5H 3C2

Dr. Wendy K. Dobson              Professor and Director
                                 Institute for International Business
                                 Joseph L. Rotman School of Management
                                 University of Toronto
                                 105 St. George Street
                                 Toronto, Ontario
                                 M5S 3E6

Mr. Henry H. Ketcham             Chairman of the Board, President and
                                 Chief Executive Officer
                                 West Fraser Timber Co. Ltd.
                                 1000-1100 Melville Street
                                 Vancouver, B.C.
                                 V6E 4A6

Mr. Pierre H. Lessard            President & Chief Executive Officer
                                 Metro Inc.
                                 11011, boul. Maurice-Duplessis
                                 Montreal, Quebec
                                 H1C 1V6

Mr. Brian F. MacNeill            Chairman of the Board
                                 Petro-Canada
                                 c/o Enbridge Inc.
                                 30th floor
                                 425 1st Street SW
                                 Calgary, Alberta
                                 T2P 3L8

Mr. Roger Phillips               President and Chief Executive Officer
                                 IPSCO Inc.
                                 P.O. Box 1670
                                 Armour Road
                                 Regina, Saskatchewan
                                 S4P 3C7

Mr. Edward S. Rogers             President & Chief Executive Officer
                                 Rogers Communications Inc.
                                 333 Bloor Street East
                                 10th floor
                                 Toronto, Ontario
                                 M4W 1G9

Ms. Helen K. Sinclair            Chief Executive Officer
                                 BankWorks Trading Inc.
                                 20 Adelaide Street East, 8th floor
                                 Toronto, Ontario
                                 M5C 2T6

Mr. Donald R. Sobey              Chairman
                                 Empire Company Limited
                                 115 King Street
                                 Stellarton, N.S.
                                 B0K 1S0

Dr. Michael D. Sopko             Chairman & Chief Executive Officer
                                 Inco Limited
                                 145 King Street West
                                 Suite 1500
                                 Toronto, Ontario
                                 M5H 4B7

Mr. John M. Thompson             Vice Chairman of the Board
                                 IBM Corporation
                                 Mail Drop 323
                                 New Orchard Road
                                 Armonk N.Y. 10504

Mr. Richard M. Thomson           (former Chairman and Chief Executive
                                   Officer of TD Banks)
                                 The Toronto-Dominion Bank
                                 P.O. Box 1
                                 Toronto-Dominion Centre
                                 Toronto, Ontario
                                 M5K 1A2

Mr. George W. Watson             Executive Chairman
                                 VerticalBuilder.com Inc.
                                 Bow Valley Square III
                                 15th floor, 255-5th Ave. S.W.
                                 Calgary, Alberta
                                 T2P 3G6


Officers:

The principal business address of the following officers is c/o The Toronto-Dominion Bank, P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2.

Stephen D. McDonald              Vice Chair Executive

Donald A. Wright                 Chairman and Chief Executive Officer
                                 Executive

Duncan Gibson                    Vice Chairman

T Armstong                       President & COO TDBFG

Allen Bell                       EVP HR

Jeffrey Carney                   EVP Retail BKG

Heather Conway                   EVP CORP & PA

Bernard Dorval                   Chairman & CEO TD Canada Trust

Michael Alex Foulkes             EVP Operations

J David Livingston               EVP Retail BKG

Robert Maclellan                 EVP TD INVESTMENT

Daniel Marinangeli               EVP & CFO

Christopher Montague             EVP & GEN COUNSEL

Frank Petrilli                   EVP WEALTH MGMT

Thomas Richmond Spencer          EVP GROUP RISK

Fred Tomczyk                     Chairman & CEO TD Canada Trust

Diane Walker                     Office of the Chairman & Chief Executive

                                 EXHIBIT A


                                 AGREEMENT


     This Agreement ("Agreement") is dated as of November 16, 2000, by and between HTE, INC., a Florida corporation ("HTE"), MARK LEONARD ("Leonard"), CONSTELLATION SOFTWARE, INC., a Canadian corporation ("Constellation"), BERNARD B. MARKEY, JOSEPH M. LOUGHRY, III, O. F. RAMOS, GEORGE P. KEELEY, EDWARD A. MOSES and L. A. GORNTO, JR. (individually "Director" and collectively "Directors").

I.   RECITALS


     WHEREAS, HTE wishes to have Leonard join its Board of Directors ("HTE Board") and Leonard wishes to become a member of the HTE Board; and

     WHEREAS, Constellation owns 859,800 shares of HTE's common stock, which is approximately 4.9% of the outstanding common stock of HTE ("Constellation's HTE Stock"); and

     WHEREAS, a limited number of Constellation's software applications and services are competitive to some of HTE's software applications and services within certain markets (the "Competitive Business"); and

     WHEREAS, Leonard, as a member of the HTE Board, would receive information from time to time pertaining to the Competitive Business (the "Competitive Information"); and

     WHEREAS, since Leonard is President of Constellation, HTE, Leonard and Constellation wish to establish a protocol whereby Leonard will not participate in any part of an HTE Board meeting regarding the Competitive Business and he will not have access to the Competitive Information; and

     WHEREAS, HTE wishes to have Constellation's HTE Stock voted in regard to all proposals submitted to HTE's shareholders in a manner consistent with the recommendation of the HTE Board, and Constellation has so agreed; and

     WHEREAS, HTE wishes to condition future purchases of its common stock by Constellation and Leonard upon HTE's consent, and Constellation and Leonard have so agreed; and

     WHEREAS, for any Director who beneficially holds more than 500,000 shares of HTE's common stock, HTE wishes to condition further purchases of its common stock by such Director upon HTE's consent, and the Directors have so agreed.

     NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, HTE, Directors, Leonard and Constellation agree as follows:


  1. APPOINTMENT OF LEONARD TO HTE BOARD. Subject to the terms and conditions of this Agreement, Leonard shall be appointed to the HTE Board for a two-year term expiring on the date of the annual HTE shareholders' meeting held in the year 2002. Such appointment shall be conditioned upon: (i) Leonard providing HTE with appropriate and comprehensive background information so that HTE may complete its required due diligence of Leonard and comply with all securities disclosure filings; and (ii) HTE's reasonable determination of Leonard's fitness to serve on the HTE Board. As with all members of the HTE Board, Leonard shall serve as a director of HTE subject to the applicable provisions of the then effective HTE Articles of Incorporation and ByLaws. Leonard may resign from the HTE Board, effective at any time after providing thirty (30) days written notice to the Chairman of the HTE Board. Notwithstanding anything in this Agreement, the obligations of Leonard and Constellation under this Agreement shall only become effective from and after the date Leonard is appointed to the HTE Board.

  2. LEONARD'S WITHDRAWAL FROM HTE BOARD PROCEEDINGS AND CONFIDENTIALITY OF CERTAIN INFORMATION. As a condition of Leonard continuing to serve as a member of the HTE Board, Leonard agrees to the following: (i) upon the request of the Chairman of the HTE Board, to remove himself from, and not participate in, any portion of a meeting or other proceeding of the HTE Board which involves or relates whatsoever to the Competitive Business or Competitive Information; and (ii) in the event Leonard receives or otherwise obtains proprietary, confidential or non-public information pertaining to the Competitive Business or Competitive Information, he agrees not to: (x) disclose, directly or indirectly, any of such information to third parties; and (y) use or permit Constellation to use any of such information for any business or other purpose which is competitive with HTE. Further, Leonard agrees to exercise no less care and efforts to safeguard such information than he exercises in safeguarding his own proprietary, confidential and non-public information. Constellation agrees that, to the extent it receives or otherwise obtains proprietary, confidential or non-public information pertaining to the Competitive Business or Competitive Information, it will not: (i) disclose, directly or indirectly, any of such information to third parties; and (ii) use any of such information for any business or other purpose which is competitive with HTE.

  3. VOTING OF CONSTELLATION'S HTE STOCK. Constellation agrees that for the period beginning with the date hereof and ending on the earlier of ninety
  (90) days after Leonard resigns from the HTE Board or the day after the date of the HTE annual shareholders' meeting held in the year 2002, Constellation shall effect such action as may be necessary to ensure that all shares of Constellation's HTE Stock which are beneficially owned by it and any additional shares of common stock of HTE it may acquire with HTE's consent are: (i) voted in favor of all of the nominees to, and proposals of, the board of directors as approved by the HTE Board; (ii) voted against any shareholder proposal not approved or recommended by the HTE Board; and (iii) voted and deemed to be present in person or by proxy at all meetings of the shareholders of HTE so that all shares may be counted for purposes of determining the presence of a quorum at such meeting. In the event Leonard resigns from the HTE Board prior to the HTE annual shareholders' meeting held in the year 2002, then during the period beginning ninety (90) days after his resignation and ending the day after the date of the HTE annual shareholders' meeting held in the year 2002, Constellation shall effect such action as may be necessary to ensure that all shares of Constellation's HTE Stock which are beneficially owned by it and any additional shares of common stock of HTE it may acquire with HTE's consent are: (i) abstained or voted in favor of all of the nominees to, and proposals of, the board of directors as approved by the HTE Board; (ii) abstained or voted against any shareholder proposal not approved or recommended by the HTE Board; and
  (iii) voted and deemed to be present in person or by proxy at all meetings of the shareholders of HTE so that all shares may be counted for purposes of determining the presence of a quorum at such meeting.

  4. VOTING OF LEONARD'S AND DIRECTORS' HTE COMMON STOCK. Leonard and each of the Directors agree that for the period beginning with the date hereof and ending on the earlier of ninety (90) days after Leonard resigns from the HTE Board or the day after the date of the HTE annual shareholders' meeting held in the year 2002, they shall effect such action as may be necessary to ensure that all shares of common stock of HTE which are then beneficially owned by them are: (i) voted in favor of all of the nominees to, and proposals of, the board of directors as approved by the HTE Board; (ii) voted against any shareholder proposal not approved or recommended by the HTE Board; and (iii) voted and deemed to be present in person or by proxy at all meetings of the shareholders of HTE so that all shares may be counted for purposes of determining the presence of a quorum at such meeting.

  5. TRANSFER OF CONSTELLATION'S HTE STOCK. During the period beginning with the date hereof and ending on the earlier of ninety (90) days after Leonard resigns from the HTE Board or the day after the date of the HTE annual shareholders' meeting held in the year 2002, Constellation will not sell or otherwise transfer Constellation's HTE Stock without the prior written consent of HTE. Notwithstanding the foregoing to the contrary, in the event of a tender offer for all of HTE's outstanding common stock, which tender offer has not been approved by the HTE Board, and over fifty percent (50%) of HTE's outstanding common stock has been formally tendered into such tender offer, then Constellation's HTE Stock may be tendered or sold into such tender offer.

  6. CONDITION FOR PURCHASE OF HTE SECURITIES AND OTHER ACTIONS. Except as hereinafter provided, Constellation, Leonard and Directors each agrees that for a period beginning with the date hereof and ending on the day after the date of the HTE annual shareholders' meeting held in the year 2002, none of them will, without the prior written consent of HTE: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities, or options to acquire securities (whether equity, debt, convertible or any other type of securities), or direct or indirect rights to acquire any securities, of HTE; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of HTE; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving HTE; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) request HTE, directly or indirectly, to amend or waive any provision of this paragraph. Constellation, Leonard and the Directors each shall promptly advise HTE of any inquiry or proposal made to anyone of them with respect to any of the foregoing. None of the foregoing shall restrict or preclude Leonard's and Directors' actions as members of the HTE Board. Notwithstanding the foregoing, a Director may purchase shares of HTE's common stock without the consent of HTE, provided such Director's aggregate beneficial ownership of HTE's common stock, including such purchase, does not exceed 500,000 shares.

  7. AFFILIATES. Leonard, Directors and Constellation each covenants and agrees that it shall cause its Affiliates (as defined herein) to abide by the terms of this Agreement as though such Affiliates were substituted for them herein. For the purposes of this Agreement, the term "Affiliates" shall mean: (i) any entity in which Leonard, Directors or Constellation holds fifty percent (50%) or more of the Voting Securities;
  (ii) any entity in which Leonard, Directors or Constellation holds nine percent (9%) or more of the Voting Securities and no other person or entity holds more than nine percent (9%) of the Voting Securities; (iii) any partnership or similar entity in which Leonard, Directors or Constellation has powers equivalent to a general partner under Florida law and the right under documents and laws which govern the partnership or entity, to exercise such powers; (iv) any trust or other entity in which Leonard, Directors or Constellation has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; (v) any spouse, minor child or parent of Leonard; or (vi) any executive officer of Constellation or shareholder of Constellation (other than Toronto Dominion Bank and Omers) owning more than five percent (5%) of Constellation's Voting Securities. Even though Toronto Dominion Bank and Omers shall not be deemed or considered an Affiliate of Leonard or Constellation for purposes of this Agreement, Leonard and Constellation shall not solicit, request or otherwise engage in any activity or conduct with such entities that is inconsistent with the Agreement. The term "Voting Securities" shall mean all classes and series of capital interests entitled to vote generally in the election of directors or managers.

  8. TERM. This Agreement shall continue in effect until the later of such date when all obligations of the parties hereto to each other have been fully satisfied or the days after date of the HTE annual shareholders' meeting held in the year 2002.

  9. NOTICES. All notices, demands and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally or if mailed by certified mail, return receipt requested, postage prepaid, or if sent by overnight courier, or sent by written telecommunication, as follows:

          If to HTE, to:

          HTE, Inc.
          Attention:  Joseph M. Loughry, III, President
          1000 Business Center Drive
          Lake Mary, Florida  32746
          with a copy to:

          L. A. Gornto, Jr., General Counsel
          HTE, Inc.
          149 S. Ridgewood Avenue, Suite 300
          Daytona Beach, Florida  32114

          If to Leonard, to:

          Mr. Mark Leonard
          c/o Constellation Software, Inc.
          20 Adelaide St. E., Suite 1200
          Toronto, Ontario
          M5C 2T6

          If to Constellation, to:

          Constellation Software, Inc.
          Attention:  Mark Leonard, President
          20 Adelaide St. E., Suite 1200
          Toronto, Ontario
          M5C 2T6

          If to Bernard B. Markey, to:

          Mr. Bernard B. Markey
          Box 566
          New Vernon, NJ  07976

          If to Joseph M Loughry, III, to:

          Mr. Joseph M. Loughry, III
          c/o HTE, Inc.
          1000 Business Center Drive
          Lake Mary, FL  32746

          If to O. F. Ramos, to:

          Mr. O. F. Ramos
          14020 Carlton Drive
          Davie, FL  33330

          If to George P. Keeley, to:

          Mr. George P. Keeley
          298 Island Creek Drive
          Vero Beach,  FL  32963

          If to Edward A. Moses, to:

          Mr. Edward A. Moses
          1281 Prince Court
          Heathrow, FL  32746

          If to L. A. Gornto, Jr., to:

          Mr. L. A Gornto, Jr.
          149 S. Ridgewood Avenue, Suite 300
          Daytona Beach, FL  32114

          Any such notice shall be effective (a) if delivered personally, when received, (b) if sent by overnight courier, when receipted for, (c) if mailed, three (3) days after being mailed as described above, and (d) if sent by written telecommunication, when dispatched.

  10. EQUITABLE REMEDIES. Each of the parties hereto acknowledges and agrees that upon any breach by Constellation's, Directors' or Leonard's obligations hereunder, HTE will have no adequate remedy at law, and accordingly will be entitled to specific performance and other appropriate injunctive and equitable relief without the need to post a bond greater than $10,000.

  11. SEVERABILITY. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired.

  12. WAIVERS. No delay or omission by either party hereto in exercising any right, power or privilege hereunder shall impair such right, power or privilege, nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

  13.   COUNTERPARTS.   This   Agreement   may  be   executed  in  multiple
  counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  14. ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the heirs and successors of each of the parties hereto.

  15. GOVERNING LAW. This Agreement and the obligations of the parties hereunder shall be deemed to be a contract under seal and shall for all purposes be governed by and construed in accordance with the internal laws of the State of Florida without reference to principles of conflicts of law. Venue of any legal proceeding shall be Seminole County, Florida, for any action commenced in a state court and the Federal Judicial District in which Seminole County, Florida, is located for any action commenced in a Federal District Court, and the parties agree to be subject to the jurisdiction of such courts.

  16. ATTORNEYS' FEES; COSTS. In any action to enforce the provisions of this Agreement, the prevailing party shall be entitled to recover all reasonable attorneys' fees, court costs and other expenses incurred in connection therewith, including such fees and costs in the trial court and on any appeal.

  17.  ASSIGNMENT.   Neither  this  Agreement  nor  any  right,  privilege,
  obligation or duty hereunder is assignable or may be delegated without the written consent of the other party.

  18. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties, supersedes all prior agreements and understandings relating to the subject matter hereof and shall not be amended except by a written instrument hereafter signed by each of the parties hereto.

  IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.


                                             HTE:


                                             HTE, Inc.


                                             By:  /s/ Joseph M. Loughry, III
                                                ----------------------------
                                                Joseph M. Loughry, III,
                                                President


                                             LEONARD:


                                             By:  /s/ Mark Leonard
                                                ---------------------------
                                                 Mark Leonard


                                             CONSTELLATION:

                                             Constellation Software, Inc.


                                             By:  /s/  Mark Leonard
                                                ---------------------------
                                                 Mark Leonard, President


                                             DIRECTORS:


                                                 /s/ Bernard B. Markey
                                                ---------------------------
                                                 Bernard B. Markey



                                                 /s/ Joseph M. Loughry, III
                                                ---------------------------
                                                 Joseph M. Loughry, III


                                                 /s/ O.F. Ramos
                                                ---------------------------
                                                 O.F. Ramos


                                                 /s/ George P. Keeley
                                                ---------------------------
                                                 George P. Keeley


                                                 /s/ Edward A. Moses
                                                ---------------------------
                                                 Edward A. Moses


                                                 /s/ L.A. Gornto, Jr.
                                                ---------------------------
                                                 L.A. Gornto, Jr.

                                 EXHIBIT B

                             February 25, 2001


Constellation Software, Inc.
Attention:  Mark Leonard, President
20 Adelaide St. E.
Suite 1200
Toronto, Ontario
M5C 2T6

Re: Agreement between Constellation Software, Inc. ("CSI"), Mark Leonard ("Leonard"), HTE, Inc. ("HTE") and HTE's Board of Directors (the "Agreement")

Dear Mark:

     Under the terms of the Agreement, CSI must obtain HTE's written consent in order to purchase additional shares of HTE's common stock. Accordingly, subject to CSI's acceptance of the following terms and conditions, HTE hereby consents to CSI purchasing additional shares of HTE's common stock (the "Additional HTE Stock"):

          I.   The Additional HTE Stock shall not exceed 100,000 shares.

          II. The trade date(s) for the purchase(s) of the Additional HTE Stock shall take place prior to March 1, 2000.

          III. As long as CSI or its affiliates holds a beneficial ownership or interest in the Additional HTE Stock, CSI or its affiliates shall effect such action as may be necessary to ensure that all such shares are: (i) voted in favor of all of the nominees to, and proposals of, the board of directors as approved by the HTE Board;
     (ii) voted against any shareholder proposal not approved or recommended by the HTE Board; and (iii) voted and deemed to be present in person or by proxy at all meetings of the shareholders of HTE so that all shares may be counted for purposes of determining the presence of a quorum at such meeting.

          IV. Except as specifically provided herein, the Additional HTE Stock acquired by Constellation shall be subject to and governed by the terms and conditions of the Agreement.

          V. HTE and CSI will diligently endeavor to negotiate and enter into an amendment to the Agreement prior March 31, 2001, which includes the following: (i) authorizes CSI to purchase up to an additional 400,000 shares of HTE's common stock; (ii) requires all additional shares of HTE's common stock which may be acquired by CSI hereunder to be voted in a manner consistent with the HTE Board's position on a particular matter, as provided in number 3; (iii) subjects all shares of HTE stock held by CSI to certain resale or transfer restrictions in the open market; and (iv) limits the number of shares of HTE stock which CSI may sale or transfer to a single group, entity or person.

     Please indicate Constellation's approval and acceptance by signing below.

                                           With kindest regards,





                                           Bernard Markey

                                           Chairman of Board, HTE, Inc.



                                           Approved and Accepted Constellation
                                           Software, Inc.







                                           By:  /s/ Mark Leonard
                                                ----------------------------

Mark Leonard, President